May 28, 2008

Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Michael Pressman Special Counsel

Re:	Emerald Dairy, Inc. Schedule TO-I File No. 5-83204

Dear Mr. Pressman:

On this date, Emerald Dairy, Inc. (“the “Company”) is filing Amendment No. 1 to Schedule TO-I filed on April 24, 2008. By this letter, we are responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) to Schedule TO-I as originally filed.

This letter is in response to the letter of comment from the Commission dated May 16, 2008, the paragraphs of which are numbered consecutively. The responses to such letter set forth below have been numbered to correspond thereto.

For your convenience, we have repeated each comment immediately prior to our response below.

Item 10 Financial Statements

1.
Please explain the basis for your statement that Item 10 disclosure is not applicable to your offer. Please refer to Instruction 2 to Item 10 to Schedule TO. If Item 10 information is required, please explain how you intend to disseminate your revised materials and how long you intend to extend the offer.

We have amended Item 10 of Schedule TO to expressly incorporate the financial statements filed by the Company in its Annual Report on Form 10-KSB filed May 24, 2008. As you are aware, in connection with a Registration Statement on Form S-1 which the Company has filed, the Commission has issued comments to the Company’s financial statements. A number of the comments have not been resolved and the Company is working to resolve them. If the financial statements are amended as a result of the staff’s comments, we will notify the warrant holders in accordance with Rule 13-4 (d)(2) and (e)(3) that the financial statements in the Form 10-KSB incorporated by reference in the offering materials have been revised and that such revised financial statements (and any other financial statements that may be filed by the Company after the date hereof which are required to be included in Item 10 of Schedule TO) are incorporated by reference into the offering materials. The Company has extended the tender offer until July 28, 2008. However, we are prepared to further extend the offer if the staff’s comments are not resolved prior to the expiration of the offer.

2.
We note that there are currently outstanding comments on your financial statements related to the review of your Form S-1. If the revisions are made to your financial information, please explain how you intend to disseminate your revised materials and how long you intend to extend the offer.

Please see the response to comment 1, above.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•
staff comments or changes to disclosure in response to comments the by staff of the Commission in the filings reviewed by the staff of the Commission do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Emerald Dairy Inc.

By:	/s/ Shu Kaneko
Shu Kaneko